



Avik Sogoyan · 3rd

Staff Product Designer at BlackLine

Los Angeles, California, United States · 500+ connections ·

Contact info

BlackLine

Art Institute of Los A

#OpenToWork
Staff Product Designer, Senior User Experience Designer, Lead Interaction Designer and Product Designe
roles

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Experience

BlackLine
4 yrs 7 mos

Staff Product Designer
Aug 2019 – Present · 1 yr
Woodland Hills, California

Lead Product Designer
Jan 2019 – Aug 2019 · 8 mos
Woodland Hills, California

Sr. Product Designer
Jan 2016 – Jan 2019 · 3 yrs 1 mo



User Experience Lead
J2 Global
Jul 2014 – Dec 2015 · 1 yr 6 mos

eFax Mobile Design
eFax Logo
MyFax Mobile Design
MyFax Logo

...see mor



Interactive Designer
SapientNitro
Jan 2014 – Jun 2014 · 6 mos
Santa Monica, California

SapientNitro.com 2014 Redesign



Art Director
Mod Op
2014 · less than a year
Hollywood, CA

The Order: 1886
Ready At Dawn Studios
Sony Computer Entertainment

...see mor



Interactive Designer
SapientNitro
Jun 2013 – Nov 2013 · 6 mos
Santa Monica

Call of Duty: Ghosts, Call of Duty: Black Ops II, & Call of Duty: Strike Team.

Interactive Web Designer
UI & UX Design

...see mor

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Education

Art Institute of Los Angeles
Bachelor's Degree, Interactive Media Design
2002 – 2005
Activities and Societies: Design Gamer Corp

Studied many aspects of art, design, and creative approach.

Burbank High School
High School Degree, Diploma
1997 – 2001
Activities and Societies: Computer Science

Expanded my knowledge of coding and getting into design.

Skills & Endorsements

Web Design · 53

 Endorsed by **Anthony Wiktor and 3 others who are highly skilled at this**

 Endorsed by **2 of Avik's colleagues at J2**

User Experience · 36

 Endorsed by **Rick Rodriguez and 1 other who is highly skilled at this**

 Endorsed by **2 of Avik's colleagues at J2**

User Interface Design · 37

 Endorsed by **2 of Avik's colleagues at SapientNitro**

 Endorsed by **7 people who know User Int Design**

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